UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Douglas Elliman Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

25961D105

(CUSIP Number)

Howard M. Lorber

c/o Douglas Elliman Inc.

4400 Biscayne Boulevard, 10th Floor

Miami, FL 33137

(305) 579-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25961D105 Page 2

1	NAME OF REPORTING PERSON Howard M. Lorber
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,090,858
	8	SHARED VOTING POWER —
	9	SOLE DISPOSITIVE POWER 4,036,442
	10	SHARED DISPOSITIVE POWER —

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,090,858
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%(1)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)

The percentage is calculated using the total number of shares of Common Stock (as defined below) beneficially owned by Mr. Lorber and based on 81,210,159 shares of Common Stock outstanding as of January 9, 2022, including 77,720,159 shares of Common Stock distributed pursuant to the Issuer’s prospectus, dated December 16, 2021 and filed pursuant to Rule 424(b)(3) under the Securities Act of 1933 on December 17, 2021, plus 3,490,000 shares of Common Stock issued in respect of awards granted under the Issuer’s compensatory plans subsequent to the distribution of the Common Stock on December 29, 2021 (including 1,250,000 shares of Common Stock awarded to Mr. Lorber).

CUSIP No. 25961D105 Page 3

Item 1. Security and Issuer.

This statement on Schedule 13D (the “Statement”) is filed with respect to the common stock, $0.01 value per share (the “Common Stock”), of Douglas Elliman Inc., a Delaware corporation (“Douglas Elliman” or the “Issuer”), which has its principal executive office at 4400 Biscayne Boulevard, Miami, Florida 33137.

Item 2. Identity and Background.

This Schedule 13D is filed by Howard M. Lorber, a United States citizen. Mr. Lorber’s business address is 4400 Biscayne Boulevard, Miami, Florida 33137. Mr. Lorber’s principal occupation is President and Chief Executive Officer of Vector Group Ltd., a Delaware corporation (“Vector”) and Chairman, President and Chief Executive Officer of Douglas Elliman. Mr. Lorber also serves as Executive Chairman of Douglas Elliman Realty, LLC, a subsidiary of Douglas Elliman. Mr. Lorber has served as President and Chief Executive Officer of Vector since January 2006. Mr. Lorber has been with Vector and its diversified interests since 1994. Mr. Lorber was Chairman of the Board of Hallman & Lorber Assoc., Inc., consultants and actuaries of qualified pension and profit sharing plans, and various of its affiliates from 1975 until December 2004 and has been a consultant to these entities since January 2005. He also has served as Chairman of the Board of Directors since 1987 and Chief Executive Officer from November 1993 to December 2006 of Nathan’s Famous, Inc. (NASDAQ: NATH), a chain of fast food restaurants, and has been a director of Clipper Realty Inc. (NYSE: CLPR), a real estate investment company that acquires, owns, manages, operates and repositions multi-family residential and commercial properties in the New York metropolitan area, since July 2015. In addition to numerous other business and charitable endeavors, Mr. Lorber is a trustee of Long Island University.

During the last five years, Mr. Lorber has not: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The information set forth in Item 4 is hereby incorporated by reference in this Item 3.

Item 4. Purpose of Transaction.

On December 29, 2021, in connection with the completion of the Issuer’s spin-off from Vector (the “Distribution”), Mr. Lorber received 1,471,925 shares of Common Stock in a pro rata distribution by Vector to holders of its common stock (including Vector common stock underlying outstanding stock option awards and restricted stock awards), which was composed of (x) 642,386 shares of Common Stock acquired in respect of shares of Vector common stock held outright and (y) 829,539 shares of Common Stock acquired in respect of Vector common stock underlying outstanding stock option awards and restricted stock awards.

Also on December 29, 2021, in connection with the Distribution, Lorber Alpha II Limited Partnership, a Nevada limited partnership (“Lorber Alpha II Limited Partnership”) received 1,314,517 shares of Common Stock. Lorber Alpha II LLC, a Delaware limited liability company, is the general partner of Lorber Alpha II Limited Partnership. Mr. Lorber serves as the Managing Member of the Lorber Alpha II LLC and has voting and dispositive power with respect to the shares held by Lorber Alpha II Limited Partnership.

On December 31, 2021, the Issuer granted Mr. Lorber an award of 1,250,000 shares of Common Stock subject to vesting (the “Restricted Stock”) pursuant to the Issuer’s 2021 Management Incentive Plan. Mr. Lorber has sole voting rights with respect to the Restricted Stock. The Restricted Stock will vest in four equal annual installments commencing on December 15, 2022, subject to Mr. Lorber’s continued employment by the Issuer through each such vesting date or earlier vesting upon Mr. Lorber’s death or disability, termination of employment without cause or resignation for good reason, or change-of-control. The above description does not purport to be complete and is qualified in its entirety by reference to the Restricted Shares Award Agreement, which is attached as Exhibit 10.1 to this Schedule 13D and incorporated into this Item 4 by reference.

All shares held by Mr. Lorber are held by Mr. Lorber for investment purposes or as a result of executive compensation decisions made by the Issuer. Mr. Lorber may, subject to the continuing evaluation of the factors discussed herein, acquire from time to time additional securities of the Issuer in the open market or in privately negotiated transactions, or otherwise. Depending on the factors discussed herein, Mr. Lorber may, from time to time, retain or sell all or a portion of his shares in the open market or in privately negotiated transactions. Any actions that Mr. Lorber might undertake will depend upon his review of numerous factors, including, among other things, the availability of shares for purchase and the price levels of such shares; general market and economic conditions; ongoing evaluation of the Issuer’s business operations and prospects; the relative attractiveness of alternative business and investment opportunities; the actions of the management and the Board of Directors of the Issuer; personal financial planning; personal philanthropic endeavors; estate planning; and other future developments.

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Other than as may have arisen in his capacity as a director or executive officer of the Issuer, Mr. Lorber currently has no plans or proposals that relate to, or would result in, any of the matters described in subsections (a) through (j) of Item 4 of the instructions to Schedule 13D, although Mr. Lorber may, at any time and from time to time, review or reconsider his position and/or change his purpose and/or formulate plans or proposals with respect thereto. To the extent Mr. Lorber may be involved in the formulation or approval of such plans or proposals solely in his capacity as a director or executive officer of the Issuer, Mr. Lorber does not expect to disclose such developments of his involvement by amending this Statement.

Item 5. Interest in Securities of the Issuer.

(a)	The responses in Rows (7) through (13) of the cover page of this Schedule 13D and the information set forth in Item 4 are hereby incorporated by reference in this Item 5(a).

(b)

Mr. Lorber exercises sole voting power over (i) 2,721,916 shares held by him, (ii) 1,314,517 shares held by Lorber Alpha II Limited Partnership, (iii) 9 shares held in an Individual Retirement Account, and (iv) 54,416 restricted shares acquired in the Distribution in respect of shares of Vector common stock underlying an outstanding performance-based restricted stock award granted to Mr. Lorber on November 10, 2015 under the Vector 2014 Management Incentive Plan. The Vector performance-based restricted stock award will vest on July 1, 2022, subject to the achievement of certain performance targets and Mr. Lorber’s continuous employment by Vector through the vesting date.

Mr. Lorber exercises sole dispositive power over (i) 2,721,916 shares held by him, (ii) 1,314,517 shares held by Lorber Alpha II Limited Partnership, and (iii) 9 shares held in an Individual Retirement Account.

Mr. Lorber disclaims beneficial ownership of 6,251 shares of Common Stock held by Lorber Charitable Fund, which are not included. Lorber Charitable Fund is a New York not-for-profit corporation, of which family members of Mr. Lorber serve as directors and executive officers.

(c)	Except as described in Item 4, no transactions in the Issuer’s Common Stock were effected during the past 60 days.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Restricted Stock

The responses set forth in the third paragraph of Item 4 and paragraph (b) of Item 5 are hereby incorporated by reference in this Item 6.

Employment Agreement

Mr. Lorber and Douglas Elliman entered into an employment agreement dated January 10, 2022 (the “Employment Agreement”), which became effective as of December 29, 2021. The Employment Agreement has an initial term of three years, which term will automatically be extended by one year on each anniversary of the effective date of the Employment Agreement unless either party provides prior notice that such party does not desire to the extend the term. Mr. Lorber receives an annual base salary of $1,800,000, which is subject to an annual cost-of-living adjustment commencing on January 1, 2023. The Board of Directors of Douglas Elliman may also periodically review Mr. Lorber’s base salary for increase, but not decrease. Mr. Lorber is also eligible to receive an annual bonus with a target bonus opportunity equal to 150% of his annual base salary and to participate in Douglas Elliman’s long-term incentive plans on a basis consistent with his positions with Douglas Elliman.

Upon a termination of Mr. Lorber’s employment by Douglas Elliman without cause (as defined in the Employment Agreement), termination of Mr. Lorber’s employment by him for good reason (as specified in the Employment Agreement) or upon death or disability, Mr. Lorber (or his beneficiary in the case of death) would continue to receive for 36 months following termination his base salary and the annual cash bonus amount earned by Mr. Lorber for the prior year (not to exceed Mr. Lorber’s current target bonus opportunity). Upon a termination of Mr. Lorber’s employment for any of the reasons described above (other

CUSIP No. 25961D105 Page 5

than death or disability) within two years following a change in control (as defined in the Employment Agreement), Mr. Lorber will instead receive a cash lump sum payable within 30 days following termination equal to 2.99 times the sum of his base salary and the annual cash bonus amount earned by Mr. Lorber for the prior year (not to exceed Mr. Lorber’s current target bonus opportunity). Mr. Lorber is also entitled to accelerated vesting of all outstanding equity awards. In addition, Mr. Lorber will be indemnified in the event that excise taxes are imposed on change in control payments under Section 4999 of the Code.

Item 7. Material to be Filed as an Exhibit.

10.1	Restricted Shares Award Agreement, pursuant to Douglas Elliman Inc. 2021 Management Incentive Plan, dated December 31, 2021, by and between Douglas Elliman Inc. and Howard M. Lorber.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 10, 2022

By:	/s/ J. Bryant Kirkland III, Attorney-In-Fact
J. Bryant Kirkland III, Attorney-In-Fact